EXHIBIT 12.1
First BanCorp
Computation of Ratio of Earnings to Fixed Charges

	For the years ended December 31,
	2009	2008	2007	2006	2005
			(dollars in thousands)
Including Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(270,653)	$78,205	$89,719	$112,076	$129,620
Plus:
Fixed Charges (excluding capitalized interest)	481,431	616,102	739,537	790,247	567,198

Total Earnings	$210,778	$694,307	$829,256	$902,323	$696,818

Fixed Charges:
Interest expensed and capitalized	$477,397	$612,086	$735,583	$786,670	$564,045
Amortized premiums, discounts, and capitalized expenses related to indebtedness	90	144	221	180	203
An estimate of the interest component within rental expense	3,944	3,872	3,733	3,397	2,950

Total Fixed Charges	$481,431	$616,102	$739,537	$790,247	$567,198

Ratio of Earnings to Fixed Charges	(A )	1.13	1.12	1.14	1.23

Excluding Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(270,653)	$78,205	$89,719	$112,076	$129,620
Plus:
Fixed Charges (excluding capitalized interest)	163,569	192,607	215,087	240,170	243,209

Total (Loss) Earnings	$(107,086)	$270,812	$304,806	$352,246	$372,829

Fixed Charges:
Interest expensed and capitalized	$159,535	$188,591	$211,133	$236,593	$240,056
Amortized premiums, discounts, and capitalized
expenses related to indebtedness	90	144	221	180	203
An estimate of the interest component within rental expense	3,944	3,872	3,733	3,397	2,950

Total Fixed Charges	$163,569	$192,607	$215,087	$240,170	$243,209

Ratio of Earnings to Fixed Charges	(A )	1.41	1.42	1.47	1.53

(A)	For the year ended December 31, 2009, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $270.7 million to achieve a ratio of 1:1 for 2009.